Presentation
                                     to
                  Rental Service Corporation Stockholders
                                  May 1999




Forward-Looking Statements

        Certain statements contained in this presentation are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Factors that could cause our actual results to differ from those projected include, but are not limited to, the following: (1) a downturn in construction and industrial activity could lead to a decrease in demand for our equipment, (2) the prices we are required to pay for acquisitions could increase, (3) the cost or difficulty of integrating the businesses that we acquire may be greater than expected,
(4) we may not realize expected cost savings, synergies, revenues and earnings from our acquisitions, including our proposed transaction with Rental Service Corporation, (5) we cannot be certain that we will always have access to the additional capital that we may require for our growth strategy or that our cost of capital will not increase, (6) companies that we acquire could have undiscovered liabilities and (7) we are highly dependent on the services of our senior management. These risks and uncertainties, as well as others, are discussed in greater detail in our SEC filings, including our most recent Report on Form 10-K . We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



                                 Background

12/98 United Rentals approached Rental Service to discuss a potential business combination.

1/15/99 Rental Service management told United Rentals that Rental Service is not for sale.

1/21/99 Six days later, Rental Service announced a no premium so-called merger of equals with NationsRent. Rental Service erected significant barriers around its transaction with NationsRent by agreeing to an exorbitant $40 million break-up fee, an unusual cross-option arrangement, and other entrenchment mechanisms.

3/99 Rental Service contemplated terminating the NationsRent merger agreement by seeking a declaratory judgment that the merger agreement had been materially breached by NationsRent.

                                Background

4/1/99 Rental Service stock declined by 26% from $22 per share when the NationsRent agreement was announced on January 21, to $17.25 per share on the last trading day prior to the announcement of the United Rentals tender offer.

4/5/99 United Rentals offered Rental Service stockholders $22.75 per share in cash - a 32% premium over the last closing price.

4/5/99 United Rentals filed suit to invalidate certain restrictive aspects of the proposed NationsRent/Rental Service transaction, as well as the merger agreement itself.

4/8/99 Ten weeks after signing the merger agreement, and only after United Rentals filed its lawsuit, Rental Service publicly filed the NationsRent merger agreement.

4/16/99 Rental Service's Board rejected United Rentals' premium cash offer and adopted a poison pill in a further effort to prevent United Rentals from successfully completing its tender offer.

                                Background

4/16/99 Rental Service announced Q1 earnings that included unusually high used equipment sales.

4/16/99 Rental Service announced that its Chairman and CEO has taken a leave of absence.

5/7/99 NationsRent announced Q1 earnings that were lower than consensus estimates.

5/7/99 Rental Service announced it is renegotiating its deal with NationsRent, while still refusing to talk with United Rentals.

5/13/99 United Rentals began to solicit written consents to remove the Rental Service Board.

Today      Rental Service continues to refuse to talk with United Rentals.



                    The United Rentals Offer is Superior
                  to the Proposed NationsRent Transaction

 Our $22.75 offer provides:

        o A 45% premium to Rental Service's closing price of $15.69 on December 31, 1998.

        o A 32% premium to Rental Service's closing price of $17.25 on the last trading day prior to our tender offer.

        o A 28% premium to the 30-day average closing price of $17.78 prior to the announcement of our offer.

        o The certainty of cash compared to the uncertain future of a combined company controlled by NationsRent's board and management.




                 Rental Service's Flawed Financial Analysis

We believe:

        o      Rental Service's financial projections are inflated.

               - The projections unrealistically assume an EBITDA margin of 38.9% in 1999 and 2000 versus the actual reported margin of 36.2% in 1998, adding approximately $21 million of EBITDA in 1999 and approximately $26 million of EBITDA in 2000.

               - The projections assume 30 cold starts per year, although only three were completed so far this year -- and they ignore the initially dilutive impact of cold starts.

               - The Rental Service projections for 1999-2003 result in a cash flow deficit of approximately $750 million.

        o Rental Service's multiple and premium analysis mischaracterizes the United Rentals offer.

               - Public market trading multiples are now less than half of what they were at the time of the United Rentals/U.S. Rentals and Atlas Copco/Prime transactions.

               - United Rentals' offer to Rental Service stockholders is at a 32% market premium -- the U.S. Rentals market premium was only 6% and the Prime market premium was 29%.

                      Rental Service's Flawed Financial Analysis

        o Rental Service greatly exaggerated the potential accretion to United Rentals.

               - Rosy earnings projections that are much higher than Street estimates account for the majority of the $0.20 per share discrepancy between the United Rentals and Rental Service accretion estimates.

               - Rental Service also ignored the impact of the necessary future issuance of equity to maintain our targeted debt-to-capitalization ratio.




                             Accretion Analysis

         At $22.75 per share we expect $0.10 of EPS accretion, not the $0.30 per share claimed by Rental Service.

                                            (In millions)
                                             except per
                                             share data

RSV 1999E Pre-tax Income (a)                     68.0

Less:Transaction Goodwill Amortization           (5.4)

Less: Incremental Interest Expenses and
      Financing Fee Amortization                (59.4)

Add: Synergies                                   20.0

Incremental Pre-tax  Income                      23.2

Less: Taxes                                     (13.1)

Incremental Net Income                          $10.1

Per Share Impact                                $0.10



-----------------

(a) Based on consensus Street estimates.

Note:  Calculation is pro forma for full year 1999.




                  The NationsRent/Rental Service Proposal
                        is NOT a "Merger of Equals"

            Rental Service stockholders would receive no premium
      NationsRent stockholders would receive a 26% premium AND control

      o The proposed exchange ratio of 0.355 Rental Service shares for each NationsRent share represents a 26% premium to NationsRent's share price of $6.56 on the day prior to the deal announcement.

      o NationsRent would name five of the nine directors on the combined board.

      o NationsRent insiders and affiliates of H. Wayne Huizenga would control about 25% of the combined company's stock; Rental Service management would own 6%.

      o   NationsRent's CEO is slated to become the CEO of the new company.

      o The combined company would be called "RSC NationsRent," and its name would be changed to "NationsRent" within 12 months.



               Why You Should Remove the Rental Service Board

      o A majority of the Rental Service Board (6 out of 8 directors) are not independent.

      o The Board agreed to an unusually high $40 million "break up" payment if the NationsRent merger is not completed - more than twice the average percentage. The fee gets paid even if Rental Service stockholders vote the deal down.

      o The Rental Service Board approved an unusual option agreement that could make pooling-of-interests accounting impossible for any alternative deal.

      o Rather than entering into discussions with United Rentals, the Rental Service Board adopted a poison pill to block our tender offer.

      o The Rental Service Board tailored the NationsRent merger agreement to ensure that management would receive excessive "change of control" compensation.

      o The Rental Service Board has to this day failed to disclose to its stockholders that in March 1999 it contemplated terminating the NationsRent merger agreement by seeking a declaratory judgment that the merger agreement had been materially breached by NationsRent.



                               Action Points

Tender Offer

      o Send a strong message to the Rental Service Board to maximize stockholder value: tender your shares into our $22.75 premium cash offer by May 27, 1999.

Consent Solicitation (Blue Card)

      o   Remove the Rental Service Board.

      o Elect truly independent nominees who will diligently exercise their fiduciary duty to maximize stockholder value and who will seriously consider our $22.75 cash offer or any superior offer.



                                  Summary


      o United Rentals has offered $22.75 per share in cash - a 32% premium.

      o   The Rental Service Board has not fulfilled its fiduciary duties:

          - It recommends paying a premium to NationsRent, yet giving up control.

          - It has failed to disclose material information to stockholders.

          - It "plays favorites" with NationsRent by refusing to enter into discussions with United Rentals and erecting barriers against our offer.

      o   Rental Service stockholders should:

          -     Tender their shares to United Rentals.

          - Replace the Rental Service Board with a slate of truly independent nominees.



                Certain Information Concerning Participants

    United Rentals, Inc. ("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of proxies from stockholders of Rental Service Corporation ("Rental Service") in opposition to the proposed merger with NationsRent: the directors of United Rentals (Bradley Jacobs (Chairman of the Board and Chief Executive Officer), Wayland Hicks (Vice Chairman and Chief Operating Officer), John Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William Berry (President), John McKinney (Vice President, Finance), Leon Black, Richard Colburn, Ronald DeFeo, Michael Gross, Richard Heckmann, Gerald Tsai, Jr. and Christian Weyer); the following executive officers and employees of United Rentals:
Michael Nolan (Chief Financial Officer) and Robert Miner (Vice President, Strategic Planning); and the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Richard Daniel, Raymond Troubh, William Aaron, David Bronner, Peter Gold, David Katz, Elliot Levine and Jeffrey Parker and Ms. Stephanie Joseph).

    As of the date hereof, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than set forth herein, as of the date hereof, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

    United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit proxies from these institutions, brokers or other persons: Naeemah Clark, Bruce Evans, Lucien Farrell, David Herman, Robert Lipman, Jeffrey Moslow, Cody Smith and Lawrence Steyn. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the date hereof, Goldman Sachs holds no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.